Exhibit 99.1

Orezone Resources Inc.
(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

(in U.S. dollars)

For the three and six months ended June 30, 2008

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in United States dollars)

		June 30,	December 31,
	Notes	2008	2007
		(unaudited)	(audited)
		$	$
ASSETS
Current assets
Cash and cash equivalents		13,167,301	53,204,946
Sales taxes and other receivables		234,749	129,427
Prepaid expenses and other assets		1,031,496	466,672

		14,433,546	53,801,045

Sales taxes receivable	3	1,115,569	791,644
Deferred financing costs	12	1,362,158	—
Investments	4	382,413	7,065,335
Mining interests	5	293,966,194	249,417,089

		311,259,880	311,075,113

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		8,962,655	4,881,220

COMMITMENTS	5

SHAREHOLDERS’ EQUITY
Capital Stock
Common shares, without par value	6	319,088,127	318,618,681
Contributed surplus	6	3,856,704	3,429,253
Accumulated other comprehensive income	8	435,998	1,698,061
Deficit		(21,083,604)	(17,552,102)

		302,297,225	306,193,893

		311,259,880	311,075,113

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

“Ronald N. Little”	“Alain Krushnisky”
Director	Director

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited, Expressed in United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2008	2007	2008	2007
		$	$	$	$
Administrative expenses
Salaries, benefits and consulting fees		413,168	106,439	873,248	297,860
Stock-based compensation		273,306	233,944	462,399	467,945
Public relations and travel		111,897	99,263	297,946	168,743
Office, general and administrative		147,206	57,483	283,503	112,272
Audit, legal and professional fees		208,981	53,372	397,744	65,586
Public company costs		66,696	51,924	154,646	120,552
Amortization of capital assets		5,588	3,356	8,322	8,336

		1,226,842	605,781	2,477,808	1,241,294

Other items
Write-off of deferred exploration costs	5	(1,047,708)	(1,373,634)	(2,927,855)	(1,373,634)
Foreign exchange gain		3,292	219,194	24,832	231,675
Other income		4,600	100,105	12,791	130,392
Interest income		99,745	237,572	468,720	479,163
Gain on sale of available-for-sale investments		1,680,650	227,668	1,680,650	227,668
(Loss) gain in fair value of investments held for trading		(36,178)	58,617	(211,368)	39,894
Capital tax expense		(101,464)	—	(101,464)	—

Net loss		(623,905)	(1,136,259)	(3,531,502)	(1,506,136)

Deficit, beginning of period		(20,459,699)	(14,867,867)	(17,552,102)	(14,799,836)
Adjustments to opening deficit:
Unrealized gain in fair value of investments held for trading upon adoption of new accounting standard at January 1, 2007	8	—	—	—	301,846

Deficit, end of period		(21,083,604)	(16,004,126)	(21,083,604)	(16,004,126)

Net loss per common share, basic and diluted		(0.00)	(0.01)	(0.01)	(0.01)

Weighted average number of shares outstanding		356,742,037	133,587,841	356,439,592	133,305,423

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration and Development Costs

(Unaudited, Expressed in United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2008	2007	2008	2007
		$	$	$	$

Balance, beginning of period	5	36,208,701	23,565,188	32,016,005	21,080,941

Additions
Drilling and assaying		1,935,832	1,124,595	3,937,924	1,932,947
Engineering and consultants		2,206,572	485,551	3,508,797	837,827
Salary and employee costs		1,279,044	320,727	2,102,569	639,696
Stock-based compensation		90,713	41,907	231,319	156,589
Fuel and oil		270,897	114,477	489,971	194,466
Freight		21,327	20,493	23,921	25,498
Field supplies and equipment		620,990	86,248	1,018,815	196,893
Food and water		194,348	48,925	377,350	101,381
Vehicles		87,726	46,510	141,324	96,661
Facilities		53,261	48,473	182,933	97,418
Head office support		442,306	235,800	793,670	325,800
General office and administration		332,606	194,128	798,666	529,543
Amortization of capital assets		61,201	74,652	117,037	147,837
Loss on disposal of fixed assets		20,871	—	20,871	—
Foreign exchange loss		200,293	33,395	145,663	99,667

Total additions		7,817,987	2,875,881	13,890,830	5,382,223

Deductions
Write-off of deferred exploration costs	5	1,047,708	1,373,634	2,927,855	1,373,634
Optionee contributions		—	718,507	—	740,602

Total deductions		1,047,708	2,092,141	2,927,855	2,114,236

Balance, end of period	5	42,978,980	24,348,928	42,978,980	24,348,928

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Unaudited, Expressed in United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2008	2007	2008	2007
		$	$	$	$
OPERATING ACTIVITIES
Net loss		(623,905)	(1,136,259)	(3,531,502)	(1,506,136)
Non-cash items:
Amortization of capital assets		5,588	3,356	8,322	8,336
Loss (gain) in fair value of investments held for trading		36,178	(58,617)	211,368	(39,894)
Gain on sale of available-for-sale-investments		(1,680,650)	(227,668)	(1,680,650)	(227,668)
Write-off of deferred exploration costs		1,047,708	1,373,634	2,927,855	1,373,634
Stock-based compensation		273,306	233,944	462,399	467,945
Changes in non-cash working capital		23,061	134,763	(573,387)	51,978

Cash (used in) provided by operating activities		(918,714)	323,153	(2,175,595)	128,195

INVESTING ACTIVITIES
Expenditures for construction related activities	5	(26,007,129)	—	(27,693,828)	—
Purchases of property, plant and equipment		(790,118)	(4,749)	(1,046,661)	(71,328)
Expenditures for exploration and development activities	5	(9,064,004)	(2,928,804)	(15,500,632)	(5,369,476)
Proceeds from sale of investments		6,890,142	1,128,920	6,890,142	1,128,920
Purchase of investments		—	(45,000)	—	(45,000)
Purchase of mineral property		—	(1,000,000)	—	(1,000,000)
Optionee contributions		—	700,000	—	700,000

Cash used in investing activities		(28,971,109)	(2,149,633)	(37,350,979)	(4,656,884)

FINANCING ACTIVITIES
Debt financing arrangement fees		(267,405)	—	(760,911)	—
Proceeds from exercise of stock options	6	88,557	468,655	267,233	478,900
Share issue costs	6	—	—	(12,225)	—

Cash (used in) provided by financing activities		(178,848)	468,655	(505,903)	478,900

Effect of exchange rate changes on cash and cash equivalents		(5,168)	—	(5,168)	—

Decrease in cash and cash equivalents		(30,073,839)	(1,357,825)	(40,037,645)	(4,049,789)

Cash and cash equivalents, beginning of period		43,241,140	19,823,895	53,204,946	22,515,859

Cash and cash equivalents, end of period		13,167,301	18,466,070	13,167,301	18,466,070

Cash and cash equivalents consist of:
Cash		13,167,301	2,277,260	13,167,301	2,277,260
Highly liquid investments with terms to maturity of less than three months		—	16,188,810	—	16,188,810
		13,167,301	18,466,070	13,167,301	18,466,070

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$

Net loss	(623,905)	(1,136,259)	(3,531,502)	(1,506,136)

Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain in fair value of available-for-sale investments	(22,438)	160,406	418,588	68,954
Realized cumulative gain on sale of available-for-sale investments	(1,680,650)	(147,000)	(1,680,650)	(147,000)

Comprehensive loss	(2,326,993)	(1,122,853)	(4,793,564)	(1,584,182)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1 — NATURE OF OPERATIONS

Orezone Resources Inc. (“Orezone” or the “Company”), a development stage company incorporated under the Canada Business Corporations Act, is primarily engaged in the acquisition, exploration and development of precious metal properties in the countries of Burkina Faso and Niger in West Africa.  The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

A National Instrument 43-101 (“NI 43-101”) compliant Definitive Feasibility Study (“DFS”) was completed for the Company’s main project, Essakane, located in Burkina Faso in September 2007 and updated in May 2008.  The DFS concluded that the property contains economically recoverable reserves and that development is warranted.  In February 2008, the Government of Burkina Faso passed a law granting the Company an industrial mining permit for Essakane.  Subsequent to June 30, 2008, the Company and the Government of Burkina Faso finalized the terms of the Essakane Mining Convention.  The Company is currently ordering long lead-time equipment, purchasing and taking delivery of critical supplies and equipment, completing detailed engineering, hiring staff and doing site preparation work in anticipation of a formal construction decision which will be made when all project financing is in place.  The recovery of these and other costs incurred on the Essakane property and the Company’s ability continue with development are subject to a number of factors including securing additional financing, securing and maintaining all titles, permits and authorizations, and ultimately, establishing a profitable mining operation.   Subsequent to June 30, 2008, UniCredit Group and the Standard Bank of South Africa received final credit approvals to fully underwrite and provide US$300M in project debt and a US$30M cost over-run facility for the project.  Standard Bank has also agreed to provide the Company with a five month, US$40M bridge loan facility.  The availability of the facilities is subject to a number of conditions precedent (see Note 13).

The Company also has several properties in the exploration stage.  The Company has not yet determined whether any of these other properties contain economically recoverable mineral reserves in accordance with NI 43-101.  The recovery of costs incurred on the Company’s exploration properties is subject to a number of factors including the discovery of economically recoverable reserves, the ability to secure financing sufficient to develop the reserves, the ability to achieve profitable operations, the ability to secure and maintain title, and/or the ability to dispose of the properties on favourable terms.

These Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has no revenue generating operations and while it has been successful in securing financing to continue operations in the past, there can be no assurance that it will continue to do so in the future.  These Financial Statements do not include adjustments to the carrying value of assets and liabilities, reported expenses, and balance sheet classifications that would be required if the going concern assumption was no longer appropriate.

2 — BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007.

The accounting policies used in preparing the Financial Statements are consistent with those used in preparing the annual financial statements, except for the adoption on January 1, 2008 of amendments to handbook section 1400 and new accounting handbook sections 1535, 3031, 3862 and 3863 issued by the Canadian Institute of Chartered Accountants (CICA).

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

2 — BASIS OF PRESENTATION (continued)

General Standards of Financial Statement Presentation (Section 1400)

The amendment to Section 1400 relates to management’s required assessment of an entity’s ability to continue as a going concern.  Except for additional disclosures, the adoption of this standard did not have any effect on the financial statements for the current or prior periods.

Capital Disclosures (Section 1535)

Section 1535 requires the disclosure of information about an entity’s objectives, policies and process for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  Except for additional disclosures, the adoption of this standard did not have any effect on the financial statements for the current or prior periods.  Note 10 contains the required capital disclosures.

Inventories (Section 3031)

Section 3031 replaced Section 3030, Inventories. Section 3031 provides more guidance on the determination of the cost, measurement and disclosure of inventory. The adoption of this standard did not have any effect on the financial statements for the current or prior periods.

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)

Sections 3862 and 3863 replaced Section 3861, Financial Instruments – Disclosure and Presentation. The presentation requirements of Section 3861 have carried forward to Section 3863 unchanged.  The disclosure requirements of Section 3862 establish standards for enhanced disclosures about financial instruments.  The standard requires the disclosure of qualitative and quantitative information about the exposure to risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Except for additional disclosures, the adoption of these standards did not have any effect on the financial statements for the current or prior periods.  Notes 4 and 9 contain the financial instruments disclosures required by Sections 3862 and 3863.

Recently issued accounting pronouncements

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The Company will adopt this standard in its financial statements for the year ended December 31, 2009. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company expects this new Section to have no effect on its consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

3 — SALES TAXES RECEIVABLE

The Company pays value added taxes (“VAT”) on purchases in the countries in which it operates.  In some of these jurisdictions these amounts are reimbursable to the Company.  As at June 30, 2008, the Company had $1,115,569 in VAT receivable from the Government of Burkina Faso ($791,644 as at December 31, 2007).   The VAT receivable from the Government of Burkina Faso will only become reimbursable once the operating subsidiary which incurred the VAT is wound up.  This process is underway.  The Company expects to collect the full amount of VAT receivable at that time and accordingly, it has been classified as a long-term asset.

4 — INVESTMENTS

Investments were comprised of:

	June 30,	December 31,
	2008	2007
	$	$
Available-for-sale investments	382,413	6,853,967
Investments held for trading	—	211,368
	382,413	7,065,335

As at June 30, 2008, the Company’s available-for-sale investments consisted of common shares of publicly traded mining companies (see Note 11).

5 — MINING INTERESTS

	June 30, 2008			December 31, 2007
		Other			Other
	Essakane	properties	Total	Essakane	properties	Total
	$	$	$	$	$	$
Assets not subject to amortization

Mineral property acquisition costs	214,867,862	214,916	215,082,778	214,867,862	214,916	215,082,778
Deferred exploration and development costs	33,015,453	31,412,047	64,427,500	24,404,926	29,059,599	53,464,525
Optionees’ contributions	(21,448,520)	—	(21,448,520)	(21,448,520)	—	(21,448,520)
	11,566,933	31,412,047	42,978,980	2,956,406	29,059,599	32,016,005

Construction-in-progress	33,699,405	407,123	34,106,528	1,409,646	84,199	1,493,845

Assets subject to amortization

Property, plant and equipment, net
Land and buildings, cost	—	514,197	514,197	—	392,482	392,482
Accumulated amortization	—	(25,250)	(25,250)	—	(20,303)	(20,303)
Office and field equipment, cost	848,520	606,832	1,455,352	256,266	398,055	654,321
Accumulated amortization	(128,615)	(390,996)	(519,611)	(5,659)	(364,563)	(370,222)
Moveable equipment, cost	371,587	669,137	1,040,724	121,939	635,813	757,752
Accumulated amortization	(49,546)	(617,958)	(667,504)	(2,810)	(586,759)	(589,569)
	1,041,946	755,962	1,797,908	369,736	454,725	824,461

	261,176,146	32,790,048	293,966,194	219,603,650	29,813,439	249,417,089

Essakane

As at June 30, 2008, the Essakane property consisted of one mining permit (100.2 km2) and six exploration permits (1,069 km2).  The mining permit is valid for an initial period of twenty years and is renewable for five-year periods on an exclusive basis until the deposit is exhausted.  Five of the exploration permits expire in July 2009 and one expires in November 2009 (the permit expiring November 2009 may be renewed for up to two additional periods of three years).

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

5 — MINING INTERESTS (continued)

Essakane (continued)

Included within deferred exploration and development costs for the Essakane project are costs related to exploration activity conducted outside of the mining permit, and development and engineering, design and project management costs related to pre-construction activities.

Construction-in-progress for Essakane includes deposits and progress payments of $32,723,460 ($1,409,646 as at December 31, 2007) on plant and equipment and engineering, design and project management costs related to mine construction.  The Company commenced capitalizing engineering, design and project management costs as construction-in-progress upon completing the updated DFS in May 2008; prior to that time the Company considered such costs to be development costs and, accordingly, classified them as deferred exploration and development costs.

Commitments, Essakane

As at June 30, 2008 the Company had capital expenditure commitments of $65,531,340 relating to construction of the Essakane mine.  Subsequent to June 30, 2008, the Company entered into additional capital expenditure commitments of $11,967,629. Total commitments, including those entered into subsequent to June 30, 2008 are due, based on expected deliveries of equipment and services, as follows:

$
2008	19,602,565
2009	57,240,554
2010	207,113
2011	207,113
2012	207,113
Thereafter	34,511
77,498,969

Other properties

The Company held the following exploration permits for mineral properties in the exploration stage:

	June 30, 2008
	Number of permits	Area (km2)	Expiry dates (1)

Séguénega (“Séga”)	2	313	June 2009 and March 2010
Bomboré (2)	1	250	February 2010
Bondigui (“Bondi”)	2	448	August 2009 and November 2009
Niger and other	3	1,981	November 2010 - April 2027
	8	2,992

(1) - in Burkina Faso and Niger, exploration permits are valid for a period of three years from the date of issue and may be renewed for two more consecutive terms of three years each (permit size reductions accompany permit renewals in Niger).

(2) - the Company has a 50% interest in the Bomboré permit and may increase its interest to 70% by completing a bankable feasibility study. Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100%, subject to a 1% net smelter return royalty. See Note 13.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

5 — MINING INTERESTS (continued)

Other properties (continued)

Mineral property acquisition costs and deferred exploration costs for properties in the exploration stage were as follows:

	June 30, 2008		December 31, 2007
	Acquisition Cost	Deferred Exploration Costs	Acquisition Cost	Deferred Exploration Costs
	$	$	$	$
Séguénega (“Séga”)	11,410	12,289,080	11,410	12,032,956
Bomboré	57,321	5,671,042	57,321	3,023,829
Bondigui (“Bondi”)	146,185	7,663,488	146,185	7,926,781
Niger and other	—	5,788,437	—	6,076,033
	214,916	31,412,047	214,916	29,059,599

Séga, Burkina Faso

The Company also has a series of option agreements with five separate owners holding exploration permits around the Company’s Sega permits.  The permits under option cover an aggregate area of 854 km2.  The Company can earn an interest of up to 100% in each of the permits by making certain annual payments to the owners and by funding and executing exploration programs during the option periods, which expire between March 2009 and November 2010.  As at June 30, 2008, the Company had made sufficient exploration expenditures to earn 51% interests in four of the five option agreements, but had not made the payments required to exercise any of the options.

In the three months ended June 30, 2008, the Company wrote off $966,659 in deferred exploration costs due to negative exploration results relating to two permits under option.

Bondi, Burkina Faso

In the three months ended March 31, 2008 deferred exploration costs of $332,704, representing all deferred exploration costs relating to the Poyo permit, were written off due to negative exploration results.

Niger and other

Two permits (982 km2) in Niger are uranium exploration permits which have terms of 20 years and will be transferred to a joint venture between the Company and North Atlantic Resources Inc.

The Company also has an option agreement whereby it can earn an interest of up to 100% in a 522 km2 exploration permit in Niger.  The Company can earn a 50% interest by spending $1.0 million on the property over three years and can increase its interest to 75% by completing a bankable feasibility study.  If the optionor elects not to participate should a production decision be made, the Company will be required to buy the remaining 25% interest for $2.0 million.

In the three months ended March 31, 2008 deferred exploration costs of $1,193,221, representing all deferred exploration costs relating to the Nabéré, Tankiédougou and Komkara permits (all located in Burkina Faso) were written off due to negative exploration results.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

6 — CAPITAL STOCK

(a)        Capital stock

Authorized:

An unlimited number of common shares, without par value.

Issued:

Issued and outstanding and amounts recorded as capital stock and contributed surplus were as follows:

	Capital stock		Contributed Surplus
	Shares	$	$
Balance, December 31, 2007	355,955,938	318,618,681	3,429,253
Stock-based compensation			266,700
Stock options exercised	585,000	333,023	(154,347)
Issue costs	—	(12,225)	—
Balance, March 31, 2008	356,540,938	318,939,479	3,541,606
Stock-based compensation			375,189
Stock options exercised	300,000	148,648	(60,091)
Balance, June 30, 2008	356,840,938	319,088,127	3,856,704

(b)  Stock option plan

On May 29, 2008, the Company’s shareholders approved the 2008 Stock Option Plan (the “2008 Plan”).  Under the 2008 Plan, the Company may issue stock options to eligible participants pursuant to resolutions of the Company’s Board of Directors (the “Board”).  The exercise price of options issued under the 2008 Plan shall be fixed by the Board, but shall not be less than the market price of the Company’s common shares for the five trading days immediately preceding issuance of the option.  The maximum contractual term of options issued under the 2008 Plan is 10 years.  Vesting and exercisability are set by the Board for each individual award under the 2008 Plan.   The Company may issue options to purchase up to a maximum of 5% of the common shares outstanding, less the aggregate number of shares reserved for issuance or issuable under any other security based compensation arrangement of the Company.

As at June 30, 2008, the Company was authorized to issue an additional 11,696,346 options to purchase common shares, representing 5% of the common shares outstanding (17,842,046) less options outstanding of 6,145,700.

Stock options were granted, exercised, forfeited and outstanding as follows:

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		CAD$		CAD$
Outstanding, beginning of period	6,695,700	1.10	7,280,700	1.03
Granted	—	—	—	—
Exercised	(300,000)	0.30	(885,000)	0.31
Forfeited	(250,000)	1.82	(250,000)	1.82
Outstanding, end of period	6,145,700	1.11	6,145,700	1.11

Options exercisable, June 30, 2008				4,680,700

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

6 — CAPITAL STOCK (continued)

(b) Stock option plan (continued)

The Company received $88,557 and $267,233 in cash from the exercise of stock options during the three and six months ended June 30, 2008, respectively.  The Company’s policy is to issue new shares to satisfy share option exercises.  The total intrinsic value of options outstanding at June 30, 2008 was $724,088 ($1,260,394 as at December 31, 2007).  The total intrinsic value of options exercised during the three and six months ended June 30, 2008 was $297,265 and $998,453, respectively.

Stock options outstanding as at June 30, 2008 had the following characteristics:

	Outstanding			Exerciseable
Range of exercise prices	Outstanding options	Weighted average remaining contractual life	Weighted average outstanding exercise price	Vested options	Weighted average vested exercise price
(CAD$ )		(in years)	(CAD$ )		(CAD$ )

$0.00 to $0.49	1,600,000	4.00	$0.30	1,600,000	$0.30
$0.50 to $0.99	780,000	3.50	$0.50	780,000	$0.50
$1.00 to $1.49	1,582,500	6.55	$1.29	1,452,500	$1.30
$1.50 to $1.99	1,675,000	8.61	$1.70	637,500	$1.61
$2.00 to $2.50	508,200	8.13	$2.03	210,700	$2.01
$0.00 to $2.50	6,145,700	6.19	$1.11	4,680,700	$0.90

The fair value of options granted for the six months ended June 30 were as follows:

	Number of options granted	Weighted average exercise price	Weighted average grant date fair value
		CAD$	CAD$

2008	—	—	—
2007	1,060,000	1.68	1.58

The fair value of each option award for the six months ended June 30, 2007 was estimated on the grant date using the Black-Scholes option valuation model, using the following weighted average assumptions:

Expected option life	7.5 years
Expected volatility	125%
Risk-free interest rate	4.01%
Expected dividend yield	0.00%

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

6 — CAPITAL STOCK (continued)

(b)  Stock option plan (continued)

Stock-based compensation is reflected in the Financial Statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Statements of Operations	273,306	233,944	462,399	467,945
Statements of Deferred Exploration and Development Costs	167,820	41,907	361,455	156,589
Balance Sheets - additions to contruction-in-progress	26,865	—	26,865	—
	467,991	275,851	850,719	624,534

Stock-based compensation of $77,107 and $nil was allocated to head office support in the Statements of Deferred Exploration and Development Costs in the three months ended June 30, 2008 and 2007, respectively. Stock-based compensation of $130,136 and $nil was allocated to head office support in the Statements of Deferred Exploration and Development Costs in the six months ended June 30, 2008 and 2007, respectively.

As at June 30, 2008, there were $1,610,539 of total unrecognized compensation costs related to unvested share-based compensation awards granted under the stock option plan which are expected to be recognized over a weighted average period of 9 months. A portion of the total will be allocated to deferred exploration and development expenses based on the percentage of time spent by the optionee on related activities.

7 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties.  Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area were as follows:

	June 30, 2008	December 31, 2007
	$	$
Canada	5,039,833	48,714,558
British Virgin Islands	19,116,333	23,686,896
Burkina Faso	281,756,023	234,302,284
Niger	5,347,691	4,371,375
	311,259,880	311,075,113

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income were as follows:

	Three months	Six months	Year ended
	ended June 30,	ended June 30,	December 31,
	2008	2008	2007
	$	$	$

Accumulated other comprehensive income, beginning of period	2,139,087	1,698,061	483,211
Adjustment to accumulated other comprehensive income, beginning of period:
Cumulative unrealized gain in fair value of available-for-sale investments upon adoption of new accounting standard at January 1, 2007 (a)	—	—	606,634
Accumulated other comprehensive income, beginning of period (restated)	2,139,087	1,698,061	1,089,845
Unrealized (loss) gain in fair value of available-for-sale investments, net of tax	(22,438)	418,588	1,431,103
Realized cumulative gain on sale of available-for-sale investments, net of tax	(1,680,650)	(1,680,650)	(822,887)
Accumulated other comprehensive income, end of period	435,999	435,999	1,698,061
Deficit, end of period	(21,083,604)	(21,083,604)	(17,552,102)
Accumulated other comprehensive income and deficit, end of period	(20,647,605)	(20,647,605)	(15,854,041)

(a)           The cumulative unrealized gain in fair value of available-for-sale investments upon adoption of new accounting standard at January 1, 2007 was reported as $216,768 in the interim consolidated financial statements for the three and six month periods ended June 30, 2007.  In the three months ended September 30, 2007, the Company determined that it had misallocated the book values of its available-for-sale investments and investments held for trading in adjusting for the adoption of CICA 3855 on January 1, 2007.  Accordingly, an adjustment was made in the three months ended September 30, 2007 to increase the cumulative unrealized gain in fair value of available-for-sale investments at January 1, 2007 by $389,866; a corresponding adjustment was made to decrease the unrealized gain in fair value of investments held for trading upon adoption of new accounting standard at January 1, 2007, previously reported as $691,712, in the statement of deficit.

These interim statements report the adjusted amounts for the cumulative unrealized gain in fair value of available-for-sale investments at January 1, 2007 in accumulated other comprehensive income and the unrealized gain in fair value of investments held for trading at January 1, 2007 in the statements of deficit.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8 — ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)

The balance of accumulated other comprehensive income was comprised of the following components:

	June 30,	December 31,
	2008	2007
	$	$

Cumulative currency translation adjustments	483,211	483,211
Cumulative unrealized gains in fair value of available-for-sale investments	(47,213)	1,214,850
Accumulated other comprehensive income	435,998	1,698,061

9 — FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash and cash equivalents, other receivables ($41,939 and $28,529 as at June 30, 2008 and December 31, 2007, respectively), accounts payable and accrued liabilities other than VAT payable ($8,738,085 and $4,643,294 as at June 30, 2008 and December 31, 2007, respectively), and investments in common shares of publicly traded companies.  The fair value of other receivables, and accounts payable and accrued liabilities are equivalent to their carrying amounts given their short maturity period.

As described in Note 4, the Company holds common shares in publicly traded companies.  These investments are recorded on the Balance Sheet at fair value, which was determined directly by reference to the published share prices in the active markets in which they trade.

Financial instruments risks

(a)          Currency risk

In the normal course of operations, the Company is exposed to currency risk because of business transactions in foreign countries.  The Company mainly transacts in United States dollars (USD), Canadian dollars (CAD), Euros (EUR), Communauté Financière Africaine francs (XOF) and South Africa rand (ZAR).  Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s financial instruments by currency of denomination were as follows:

	June 30, 2008
	USD	CAD	EUR	XOF	ZAR	Other	Total

Financial assets
Cash and cash equivalents	11,432,260	905,038	12,558	817,445	—	—	13,167,301
Other receivables	23,386	—	—	18,553	—	—	41,939
Investments	—	382,413	—	—	—	—	382,413
	11,455,646	1,287,451	12,558	835,998	—	—	13,591,653
Financial liabilities
Accounts payable and accrued liabilities	42,687	1,366,448	849,017	2,310,513	3,612,570	556,850	8,738,085
Net financial assets (liabilities)	11,412,959	(78,997)	(836,459)	(1,474,515)	(3,612,570)	(556,850)	4,853,568

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

9 — FINANCIAL INSTRUMENTS AND RISKS (continued)

Financial instruments risks (continued)

(a)          Currency risk (continued)

A 5% weakening against the U.S. dollar of the currencies to which the Company had significant exposure at June 30, 2008 would have had the following effects in the three and six months ended June 30, 2008 (a 5% strengthening against the U.S. dollar would have had the opposite effect):

	Foreign exchange gains	Increase in other comprehensive loss

CAD	23,071	19,120
EUR	41,822	—
XOF	73,726	—
ZAR	180,628	—
Other	27,842	—
	347,089	19,120

(b)          Other price risk

The Company’s available-for-sale investments (investments in common shares of publicly traded mining companies) are exposed to other price risk.  The Company has not hedged or mitigated its exposure to other price risks.

(c)          Credit risk

The Company’s other receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s receivables will fail to discharge their obligations to the Company.   The amount of credit risk to which the Company is exposed is insignificant due to the limited amount of other receivables.

(d)          Liquidity risk

As at June 30, 2008, the Company was not exposed to significant liquidity risk, which is the risk that the Company will have difficulty in meeting its financial obligations as they become due.  As at June 30, 2008, the Company had $4,471,155 in net current financial assets and no long-term debt.  While the Company has purchase commitments of $77,498,969 as described in Note 5, the majority of these commitments are cancelable. The Company will require additional financing to complete these commitments and take delivery of the equipment. (See Note 13)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10 — CAPITAL MANAGEMENT

As at June 30, 2008, the Company’s capital consisted of shareholders’ equity.  The Company did not have any debt and was not subject to any externally imposed capital requirements as at June 30, 2008.

The Company’s primary objectives of managing its capital are to maintain sufficient levels of capital to continue its current exploration, development and other operating activities, and to maintain sufficient financial strength and flexibility to support additional investments in the future development of the Company’s mining properties.  The Company achieves its objectives by rationally allocating capital in accordance with management’s strategies and periodically raising capital from investors.

To initiate construction at the Essakane property, the Company will need to raise significant amounts of additional capital, including debt (see Note 1 – Nature of Operations).

11 — RELATED PARTY TRANSACTIONS

One of the Company’s available-for-sale investments is in common shares of a publicly traded company of which the Company’s CEO is a director.  The carrying and fair values of this investment were $350,791 and $481,227 as at June 30, 2008 and December 31, 2007, respectively.

In the three months ended March 31, 2008 the Company charged $11,003 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company ($19,574 and $43,061 in fees were charged in the three and six months ended June 30, 2007, respectively).  During these periods, the Company’s CEO was a director of San Anton and San Anton’s President and Chief Executive Officer (“CEO”) was a director of the Company. On April 1, 2008, San Anton ceased to be a related party to the Company.

12 — DEFERRED FINANCING COSTS

In the three and six months ended June 30, 2008, the Company incurred costs in connection with proposed issuances of debt.  The Company’s policy is to expense costs incurred in connection with proposed issuances of share capital or debt unless the costs incurred are direct and incremental with respect to a proposed transaction, the proposed transaction is specifically identified such that the form of debt or share capital is known, and completion of the proposed transaction is considered to be more likely than not. Where all of these conditions are satisfied, the Company defers the costs of proposed issuances of share capital or debt as deferred financing costs. When the proposed transactions are completed, the Company adjusts the carrying amount of the debt or share capital issued by any related deferred financing costs.  The Company expenses all deferred financing costs related to a proposed issuance of share capital or debt if the proposed transaction is abandoned, or if completion of the proposed transaction is no longer considered to be more likely than not.

13 — SUBSEQUENT EVENTS

On July 1, 2008, the Company closed a CAD $10 million convertible debenture with Minquest Fund I, L.P. (“Minquest”), a related party.  The debt has a term of three years, a coupon interest rate of 6%, and is convertible at the option of Minquest.  The initial common share conversion price of $1.30 is adjusted for the dilutive effects of equity securities issued by the Company prior to conversion, other than those that may be issued under the Company’s stock option plans or the terms of this debenture.  Interest and principal are repayable in common shares at the option of the Company.  The Company can impose conversion of the debt if its common shares close at a price greater than $2.25 per share for five consecutive days.  If the Company issues additional equity securities at a price lower than the conversion price, Minquest has the right to redeem the debenture and would be required to re-invest in equity securities at a price not lower than the terms of the new equity issuance.  Minquest will be subordinate to any

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

senior bank debt.  The debenture must be repaid if there is a change in control.  A 4% commission was paid to Minquest upon issuance of the debt.

On August 14, 2008, the UniCredit Group (“HVB”) and the Standard Bank of South Africa (“Standard Bank”) approved a project loan of US$300M and a US$30M cost over-run facility for the Essakane project.  HVB will provide a loan of US$175M (“Project Loan”) with a term of up to 7 years.  Standard Bank will provide a US$125M loan supported by the Export Credit Insurance Corporation of South Africa (“ECIC Loan”) with a term of up to 8 years.  The Project Loan has an interest rate of USD LIBOR plus a margin of between 2.75% and 3.25%.  The ECIC Loan has an interest rate equal to the Commercial Interest Reference Rate (currently 5.71%) which may be converted, at the Company’s option, to a floating rate of LIBOR plus .25%.  Payments under both loans will be made semi-annually and will commence the earlier of six months after completion of the construction of the mine at Essakane or December 31, 2010.  The loan agreements provide first ranking security over all current and future assets related to the Essakane project.  There are also commitment and arrangement fees associated with the loans.  The availability of both the Project Loan and the ECIC Loan is subject to a number of conditions precedent including the requirement to raise additional equity capital, completion of due diligence, and compliance with a number of financial covenants.

On August 14, 2008, Standard Bank also approved a US$40M bridge loan facility (“Bridge”) for the Essakane project.  The Bridge has a term of five months and an interest rate of USD LIBOR plus 4%.  Interest is payable in arrears on the earlier of the date of repayment or the maturity date.  There are also commitment and arrangement fees associated with the Bridge.  As part of the Bridge agreement, the Company will also grant to Standard Bank, subject to regulatory approval, 2,000,000 warrants to purchase common shares of the Company at a price equal to the higher of US$1.30 per share and the five day volume weighted average price on the business day immediately prior to the closing date.  The Bridge agreement provides security to Standard Bank over the common shares of the Essakane project operating company and has been guaranteed by the Company.  The Company expects to close the Bridge by August 31, 2008.

On August 14, 2008, the Board approved an agreement to acquire the Interests of Channel Resources Ltd. and Solomon Resources Limited in the Company’s Bomboré permit through the issuance, subject to regulatory approval, of one million common shares of the Company.  On closing, the Company will have a 100% interest in the Bomboré property subject to a 3% royalty held by the government of Burkina Faso and the state’s right to a 10% carried interest in any mining operation established on the permit.